Hogan Lovells US LLP 525 University Avenue 4th Floor Palo Alto, CA 94301 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

July 26, 2013

BY COURIER

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Five Prime Therapeutics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted June 14, 2013, and as amended July 15, 2013

CIK No. 0001175505

Dear Mr. Riedler:

On behalf of Five Prime Therapeutics, Inc. (the “Company”), this letter is in response to your letter, dated July 11, 2013 (the “Comment Letter”), to Lewis T. Williams, M.D., Ph.D., relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”), as submitted to the Securities and Exchange Commission (the “Commission”) on June 14, 2013. The Company is concurrently filing publicly on EDGAR its registration statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we are supplementally providing a copy of the Registration Statement marked to show changes from the Draft Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company respectfully acknowledges the Staff’s comment and has filed with the Registration Statement each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601(a) of Regulation S-K. The Company intends to file all remaining exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	July 26, 2013

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not intend to use any graphic, visual or photographic information in the prospectus other than the Company’s logo (located on the outside front and back covers of the prospectus) and tabular and other graphics that are presently included in the Registration Statement. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff on a supplemental basis. The Company respectfully acknowledges that the Staff may have further comments regarding any such information.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully acknowledges the Staff’s comment. The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The underwriters participating in the Company’s initial public offering have confirmed to the Company that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

4.	We note that you intend to submit an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary, pages 1-2

5.	Please define the term “protein therapeutic” the first time it is used in your prospectus summary and summarize in general terms how protein therapeutics may be used to treat conditions such as cancer and inflammatory disease.

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

Securities and Exchange Commission	- 3 -	July 26, 2013

6.	We note that you identify new targets for your protein therapeutic candidates with a “high-throughput screening” technology. We also note your statement that you spent seven years developing your platform to improve and accelerate the protein therapeutic discovery process. Please expand your summary to briefly explain how your screening technology is able to determine the best protein targets in your existing library and to clarify how the technology improves and accelerates the discovery process.

In response to the Staff’s comment, the Company has revised its disclosure on page 2.

7.	Please define the terms “fibroblast growth factor,” “fibroblast growth factor receptor,” and “colony stimulating factor-1 receptor.”

In response to the Staff’s comment, the Company has revised its disclosure on page 1.

Risk Factors

We may not succeed in maintaining our current discovery collaborations...,” page 25

8.	We note your reference in this section to discovery collaborations with Boehringer Ingelheim, Centocor Ortho Biotech, and Pfizer. Please expand this risk factor to state, if true, that any related agreements with these companies have ended and that the registrant is no longer receiving revenue attributable to these collaborations. Please additionally disclose this information on page 80 where you reference these collaborations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 83.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 47

9.	Please clarify in your disclosure if your valuations were performed retrospectively or contemporaneously.

In response to the Staff’s comment, the Company has revised its disclosure on page 49.

10.	To gain a better understanding of your determination of the fair market value of your common stock at each valuation date, please provide us the following information in revised disclosure, as applicable:

•	For each valuation date, tell us the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected;

The Company respectfully acknowledges the Staff’s comment and is supplementally providing the Staff with the list of peer group companies used in each valuation approach at each valuation date.

Securities and Exchange Commission	- 4 -	July 26, 2013

For these valuations, the Company determined peer groups consisting of: (1) comparable public life science companies, which it used for the comparable company approach, (2) public life science companies that had recently completed initial public offerings (“IPOs”), which it used for the IPO approach and (3) life science companies that had completed merger and acquisition (“M&A”) transactions, which it used for the sale value approach. The Company excluded companies where valuations were significantly lower than the rest of the applicable peer group or where the companies had market capitalizations significantly larger than the rest of the applicable peer group. The Company determined that it would not be possible to further refine the peer groups based on working capital, liquidity or other factors as further refinement would result in too few peer group companies for the valuation analysis. Furthermore, because clinical-stage life science companies typically have only a small number of product candidates in clinical development, the Company determined that it was not possible or relevant to refine the peer groups based on the number of product candidates. The Company primarily identified companies focused on cancer and inflammatory diseases, but included other companies with differing therapeutic focus to create an appropriate sample size for the valuations. The Company’s objective was to identify companies with product candidates in early-stage clinical trials. However, due to the small number of publicly traded companies in Phase 1 clinical development, the peer groups primarily consisted of companies with product candidates in Phase 2 clinical trials or later at the time of the relevant valuations. The Company did not make any adjustments to the enterprise value of the peer group companies to reflect the fact that the Company was at an earlier stage of development than a majority of the companies included in the peer groups.

June 15, 2011

As of June 15, 2011, the Company was a clinical-stage biotechnology company focused on cancer and inflammatory diseases that was completing a Phase 1 clinical trial and initiating a Phase 2 clinical trial of FP-1039, its lead product candidate. The Company also had multiple preclinical programs and a biologics discovery platform for discovering new protein targets and protein therapeutics.

For the valuation as of June 15, 2011, the Company utilized a combination of the market multiple approach, the IPO approach and the sale value approach to determine its enterprise value, and it used the option pricing method (“OPM”) to allocate the enterprise value to its common stock.

When selecting the comparable companies for the market multiple approach, the Company focused on companies with product candidates in Phase 2 clinical development or companies with product candidates in Phase 3 clinical development that also had a platform used to develop a variety of preclinical programs. The companies at these stages of clinical development were selected because the Company’s valuation analysis included forecasts of research and development expenses for the Company’s anticipated Phase 2 and Phase 3 clinical development. For the IPO value approach, the Company selected companies with product candidates focused primarily on cancer and inflammatory diseases, either in Phase 1 or Phase 2 clinical development at the time of their IPO. As a result, the Company utilized the following companies as its peer group for the June 15, 2011 valuation:

•	Achillion Pharmaceuticals, Inc.	•	Curis, Inc.
•	Amicus Therapeutics, Inc.	•	Cytokinetics, Incorporated
•	Anadys Pharmaceuticals, Inc.	•	Dyax Corp.
•	Aryx Therapeutics, Inc.	•	Dynavax Technologies Corporation

Securities and Exchange Commission	- 5 -	July 26, 2013

•	Lpath Therapeutics Inc.	•	NovaBay Pharmaceuticals, Inc.
•	ImmunoGen, Inc.	•	Pharmacyclics, Inc.
•	Infinity Pharmaceuticals, Inc.	•	Seattle Genetics, Inc.
•	Lexicon Pharmaceuticals, Inc.	•	Synta Pharmaceuticals Corp.
•	Marina Biotech, Inc.	•	Threshold Pharmaceuticals, Inc.
•	Maxygen, Inc.	•	XOMA Corporation
•	Micromet, Inc.	•	Zalicus Inc.

May 31, 2012

As of May 31, 2012, the Company was a clinical-stage biotechnology company focused on cancer and inflammatory diseases. The Company’s lead product candidate, FP-1039, had completed a Phase 1 clinical trial, however, the Company terminated its Phase 2 clinical trial of FP-1039 due to the inability to enroll selected patients required for the trial. The Company also had multiple preclinical programs and a biologics discovery platform for discovering new protein targets and protein therapeutics. The Company’s average annual revenue over the prior four years was $31.5 million.

For the valuations as of May 31, 2012, the Company utilized a combination of the comparable company approach, the IPO approach, the sale value approach and the income approach for the FP-1039 collaboration with GSK-HGS and rights it retained for FP-1039 to determine its enterprise value. The Company used the OPM to allocate the enterprise value to its common stock.

For the comparable company approach, the Company focused on companies with revenues below $35 million per year and which had product candidates primarily in Phase 2 clinical development. The Company’s objective was to identify companies with product candidates in early-stage clinical trials. However, due to the small number of publicly traded companies in Phase 1 clinical development, the peer group primarily consisted of companies with product candidates in Phase 2 clinical trials or later at the time of the valuation. As a result, the Company utilized the following companies as its peer group for the May 31, 2012 valuation:

•	Achillion Pharmaceuticals, Inc.	•	NovaBay Pharmaceuticals, Inc.
•	Cytokinetics, Incorporated	•	Northwest Biotherapeutics, Inc.
•	Infinity Pharmaceuticals, Inc.	•	Synta Pharmaceuticals Corp.
•	Lexicon Pharmaceuticals, Inc.	•	Zalicus Inc.
•	Merrimack Pharmaceuticals, Inc.

For the IPO approach and sale value approach, the Company also focused on companies that had product candidates in Phase 2 clinical development but did not include the revenue limitation as it would result in too few peer group companies. The Company’s objective was to identify companies with product candidates in early-stage clinical trials. However, due to the small number of publicly traded companies in Phase 1 clinical development, the peer group primarily consisted of companies with product candidates in Phase 2 clinical trials or later at the time of the valuation.

For the May 31, 2012 valuation using the sale value approach, the Company utilized the following companies as its peer group, each of which completed an M&A transaction:

•	Acambis plc	•	BioInvent International AB

Securities and Exchange Commission	- 6 -	July 26, 2013

•	Ception Therapeutics, Inc.	•	Micromet, Inc.
•	Chemgenex Pharmaceuticals Ltd.	•	NeurogesX, Inc.
•	Coley Pharmaceutical Group, Inc.	•	NeuTec Pharma Ltd.
•	CytRx Corporation’s sale of	•	Salmedix Inc.
	molecular chaperone assets	•	Santhera Pharmaceuticals
•	ExonHit Therapeutics SA		Holding AG
•	Facet Biotech Corporation	•	ZymoGenetics Inc.
•	Inhibitex, Inc.

For the May 31, 2012 valuation using the IPO approach, the Company utilized the following companies as its peer group, each of which completed an IPO:

•	Anacor Pharmaceuticals, Inc.	•	MAP Pharmaceuticals, Inc.
•	Aegerion Pharmaceuticals, Inc.	•	Merrimack Pharmaceuticals, Inc.
•	Alimera Sciences, Inc.	•	NewLink Genetics Corporation
•	Anthera Pharmaceuticals, Inc.	•	Omeros Corporation
•	AVEO Pharmaceuticals, Inc.	•	Pacira Pharmaceuticals Inc.
•	Cempra, Inc.	•	Tengion, Inc.
•	ChemoCentryx, Inc.	•	Tranzyme, Inc.
•	Clovis Oncology, Inc.	•	Trius Therapeutics, Inc.
•	Endocyte, Inc.	•	Ventrus Biosciences Inc.
•	Horizon Pharma, Inc.	•	Zogenix, Inc.
•	Ironwood Pharmaceuticals Inc.

April 15, 2013

As of April 15, 2013, the Company was a clinical-stage biotechnology company focused on cancer and inflammatory diseases that had completed a Phase 1 clinical trial of FP-1039. The Company also had multiple preclinical programs and a biologics discovery platform for discovering new protein targets and protein therapeutics.

For the valuations as of April 15, 2013, the Company used the probability-weighted expected return method (“PWERM”) to determine its enterprise value as of April 15, 2013. The Company used PWERM to analyze five possible future scenarios: 36% probability of an IPO in late-2013; 24% probability of an IPO in late-2014; 5% probability of a sale of the company in late-2013; 10% probability of a sale of the company in late-2014; and 25% probability of remaining a private company.

For each of the IPO scenarios listed above, the Company identified peer companies consisting of companies that had completed IPOs since January 2010 and existing public companies, each with product candidates in Phase 2 clinical development excluding companies with unusually low pre-money valuations. For each of the sale scenarios listed above, the Company identified peer companies that completed an M&A transaction and that involved targets with product candidates in Phase 2 clinical development. The Company’s objective was to identify companies with product candidates in early-stage clinical trials. However, due to the small number of publicly traded companies in Phase 1 clinical development, the peer group primarily consisted of companies with product candidates in Phase 2 clinical trials or later at the time of the valuation.

Securities and Exchange Commission	- 7 -	July 26, 2013

For the April 15, 2013 valuation under each IPO scenario, the Company utilized the following companies as its peer group:

•	Achillion Pharmaceuticals, Inc.	•	NovaBay Pharmaceuticals, Inc.
•	Clovis Oncology, Inc.	•	Regulus Therapeutics Inc.
•	Cytokinetics, Incorporated	•	Stemline Therapeutics, Inc.
•	Endocyte, Inc.	•	Synta Pharmaceuticals Corp.
•	Hyperion Therapeutics, Inc.	•	Trius Therapeutics, Inc.
•	KaloBios Pharmaceuticals, Inc.	•	Verastem, Inc.

For the April 15, 2013 valuation under each sale scenario, the Company utilized the following companies as its peer group:

•	Acambis plc	•	Molecular Insight Pharmaceuticals, Inc.
•	Angioblast Systems, Inc.	•	NeuTec Pharma Ltd.
•	Ardea Biosciences, Inc.	•	Pervasis Therapeutics, Inc.
•	Callisto Pharmaceuticals, Inc.	•	Presidio Pharmaceuticals, Inc.
•	Ception Therapeutics, Inc.	•	Proventiv Therapeutics, L.L.C.
•	Chemgenex Pharmaceuticals Ltd.	•	Proximagen Group plc
•	Coley Pharmaceutical Group, Inc.	•	Salmedix Inc.
•	Elevation Pharmaceuticals, Inc.	•	YM BioSciences Inc.
•	Facet Biotech Corporation	•	Zacharon Pharmaceuticals, Inc.
•	Inhibitex, Inc.
•	Micromet, Inc.

In the stay-private scenario, the Company identified peer companies consisting of public companies, and those that completed an IPO or an M&A transaction, each with product candidates in or near Phase 3 clinical development. The Company selected these companies because the Company expected to have a product candidate in or near Phase 3 clinical development by the end of 2015. As a result, the Company utilized the following companies as its peer group for the April 15, 2013 valuation:

•	AcelRx Pharmaceuticals, Inc.	•	Enanta Pharmaceuticals, Inc.
•	Advanced BioHealing, Inc.	•	Endocyte, Inc.
•	Aegerion Pharmaceuticals, Inc.	•	GPC Biotech AG
•	Alimera Sciences, Inc.	•	Horizon Pharma, Inc.
•	Allos Therapeutics, Inc.	•	Intercell Ag
•	Amicus Therapeutics, Inc.	•	Intercept Pharmaceuticals, Inc.
•	Anacor Pharmaceuticals, Inc.	•	Ironwood Pharmaceuticals, Inc.
•	AnorMED Inc.	•	Kosan Biosciences Incorporated
•	Anthera Pharmaceuticals, Inc.	•	Kythera Biopharmaceuticals, Inc.
•	AVEO Pharmaceuticals, Inc.	•	Lexicon Pharmaceuticals, Inc.
•	Cempra, Inc.	•	MAP Pharmaceuticals, Inc.
•	ChemoCentryx, Inc.	•	The Medicines Company
•	Corus Pharma, Inc.	•	Merrimack Pharmaceuticals, Inc.
•	Durata Therapeutics, Inc.	•	Neuronex, Inc.
•	Dynavax Technologies Corporation	•	NewLink Genetics Corporation

Securities and Exchange Commission	- 8 -	July 26, 2013

•	NextWave Pharmaceuticals, Inc.	•	Tesaro, Inc.
•	NovaCardia, Inc.	•	Tetraphase Pharmaceuticals, Inc.
•	Omeros Corporation	•	Threshold Pharmaceuticals Inc.
•	Pacira Pharmaceuticals, Inc.	•	Tranzyme, Inc.
•	Peninsula Pharmaceuticals Inc.	•	Trius Therapeutics, Inc.
•	Supernus Pharmaceuticals, Inc.	•	Ventrus Biosciences Inc.

June 30, 2013

As of June 30, 2013, the Company was a clinical-stage biotechnology company focused on cancer and inflammatory diseases that had completed a phase 1 clinical trial of FP-1039. The Company also had multiple preclinical programs and a biologics discovery platform for discovering new protein targets and protein therapeutics.

For the valuations as of June 30, 2013, the Company used the PWERM approach to determine its enterprise value as of June 30, 2013, based on expected timing of future financing or liquidity events, including the probability of an IPO. The Company used PWERM to analyze five possible future scenarios: 70% probability of an IPO in September 2013; 10% probability of an IPO in September 2014; 5% probability of a sale of the company in December 2013; 5% probability of a sale of the company in September 2014; and 10% probability of remaining a private company.

For each of the IPO scenarios listed above, the Company identified peer companies consisting of companies that had completed IPOs since January 2010 and existing public companies, each with product candidates in Phase 2 clinical development excluding companies with unusually low pre-money valuations. For each of the sale scenarios listed above, the Company identified peer companies that completed an M&A transaction that involved targets with product candidates in Phase 2 clinical development. The Company’s objective was to identify companies with product candidates in early-stage clinical trials. However, due to the small number of publicly traded companies in Phase 1 clinical development, the peer group primarily consisted of companies with product candidates in Phase 2 clinical trials or later at the time of the valuation.

For the June 30, 2013 valuation under each IPO scenario, the Company utilized the following companies as its peer group:

•	Achillion Pharmaceuticals, Inc.	•	Hyperion Therapeutics, Inc.
•	Alcobra Ltd.	•	Inovio Pharmaceuticals, Inc.
•	Ambit Biosciences Corporation	•	KaloBios Pharmaceuticals, Inc.
•	Array BioPharma, Inc.	•	MEI Pharma, Inc.
•	bluebird bio, Inc.	•	Receptos, Inc.
•	Chimerix, Inc.	•	Regulus Therapeutics Inc.
•	Clovis Oncology, Inc.	•	Sangamo Biosciences, Inc.
•	Cytokinetics, Incorporated	•	Stemline Therapeutics, Inc.
•	Endocyte, Inc.	•	Synta Pharmaceuticals Corp.
•	Epizyme, Inc.	•	Trius Therapeutics, Inc.
•	Esperion Therapeutics, Inc.	•	Verastem, Inc.

Securities and Exchange Commission	- 9 -	July 26, 2013

For the June 30, 2013 valuation under each sale scenario, the Company utilized the following companies as its peer group:

•	Acambis plc	•	Molecular Insight Pharmaceuticals, Inc.
•	Angioblast Systems, Inc.	•	NeuTec Pharma Ltd.
•	Ardea Biosciences, Inc.	•	Okairos AG
•	Callisto Pharmaceuticals, Inc.	•	Pervasis Therapeutics, Inc.
•	Ception Therapeutics, Inc.	•	Presidio Pharmaceuticals, Inc.
•	Chemgenex Pharmaceuticals Ltd.	•	Proventiv Therapeutics, L.L.C.
•	Coley Pharmaceutical Group, Inc.	•	Proximagen Group plc
•	Elevation Pharmaceuticals, Inc.	•	Salmedix Inc.
•	Facet Biotech Corporation	•	YM BioSciences Inc.
•	Inhibitex, Inc.	•	Zacharon Pharmaceuticals, Inc.
•	Micromet, Inc.

In the stay-private scenario, the Company identified peer companies consisting of public companies, and those that completed an IPO or an M&A transaction, each with product candidates in or near Phase 3 clinical development. The Company selected these companies because the Company expected to have a product candidate in or near Phase 3 clinical development by the end of 2015. As a result, the Company utilized the following companies as its peer group for the June 30, 2013 valuation:

•	AcelRx Pharmaceuticals, Inc.	•	Kythera Biopharmaceuticals, Inc.
•	Aegerion Pharmaceuticals, Inc.	•	Lexicon Pharmaceuticals, Inc.
•	Alimera Sciences, Inc.	•	MAP Pharmaceuticals, Inc.
•	Amicus Therapeutics, Inc.	•	The Medicines Company
•	Anacor Pharmaceuticals, Inc.	•	Merrimack Pharmaceuticals, Inc.
•	AnorMED Inc.	•	NewLink Genetics Corporation
•	Anthera Pharmaceuticals, Inc.	•	NextWave Pharmaceuticals, Inc.
•	ArQule, Inc.	•	NovaCardia, Inc.
•	AVEO Pharmaceuticals, Inc.	•	Omeros Corporation
•	Celldex Therapeutics, Inc.	•	Omthera Pharmaceuticals, Inc.
•	Cempra, Inc.	•	Pearl Therapeutics, Inc.
•	ChemoCentryx, Inc.	•	Peninsula Pharmaceuticals Inc.
•	Corus Pharma, Inc.	•	Portola Pharmaceuticals, Inc.
•	Durata Therapeutics, Inc.	•	PTC Pharmaceuticals, Inc.
•	Dynavax Technologies Corporation	•	Rigel Pharmaceuticals, Inc.
•	Enanta Pharmaceuticals, Inc.	•	Supernus Pharmaceuticals, Inc.
•	Endocyte, Inc.	•	Tesaro, Inc.
•	GPC Biotech AG	•	Tetraphase Pharmaceuticals, Inc.
•	Horizon Pharma, Inc.	•	Threshold Pharmaceuticals Inc.
•	Intercell Ag	•	Tranzyme, Inc.
•	Intercept Pharmaceuticals, Inc.	•	Trius Therapeutics, Inc.
•	Ironwood Pharmaceuticals, Inc.	•	Ventrus Biosciences Inc.
•	Kosan Biosciences Incorporated	•	ZIOPHARM Oncology, Inc.

Securities and Exchange Commission	- 10 -	July 26, 2013

•	Disclose the methodology used to determine your expected volatility factor from the data obtained for the selected companies; and

In response to the Staff’s comment, the Company has revised its disclosure on page 49.

•	For each valuation date, disclose how you determined the discount for lack of marketability assumption and why the discount is appropriate.

In response to the Staff’s comment, the Company has revised its disclosure, as necessary, on pages 50 and 52-54.

11.	Please note the following once your IPO price has been determined:

•	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•	Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the IPO price range has been determined. Additionally, the Company has revised its disclosure on page 48 to disclose its additional equity issuances subsequent to the latest balance sheet date of June 30, 2013.

Contractual Obligations and Contingent Liabilities, page 64

12.	Please quantify in the aggregate the potential future milestone payments to third parties as part of your collaboration and in-licensing agreements.

In response to the Staff’s comment, the Company has revised its disclosure on page 66.

Business

Product Pipeline, page 70

13.	Please clarify the role of the antibody called the Fc region and explain the significance of its stabilizing effect on FP-1039.

In response to the Staff’s comment, the Company has revised its disclosure on page 72.

Securities and Exchange Commission	- 11 -	July 26, 2013

14.	We note your discussion on this page of a completed Phase 1 clinical trial for FP-1039. Please disclose whether you or a third party filed an investigational new drug application (IND) for FP-1039. If an IND for this compound has been filed, please disclose the identity of the filer and the date the application was filed. Please additionally disclose in your subsequent discussions of FPA008 and FPA144 whether you have filed INDs for these product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72, 78 and 80.

FPA008, page 76

15.	We note your statement that you plan to identify a “companion diagnostic” during Phase 1 and 2 trials of FPA008 to use in Phase 3 testing. We also note your disclosure on page 16 that if you are unable to successfully develop companion diagnostics for your product candidates, you may not achieve marketing approval or successful commercialization. In light of these statements, please expand on the exact role that companion diagnostics will play for each of your primary product candidates. Specifically, please clarify what patient population the diagnostics will identify, what role such identification will play in completing successful clinical trials, and what stage of clinical trials require use of such diagnostics. In addition, where third parties will be required to develop such companion diagnostics for a product candidate, please disclose the identity of the third party and the terms of any related agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 78. In addition, the Company has revised its disclosure for FP-1039 and FPA144 on pages 75 and 80, respectively, in response to the Staff’s comment.

Protein Library, page 79

16.	Please define cDNA in this section and explain its importance to your research. In particular, please clarify cDNA’s relationship to the production of your protein collections.

In response to the Staff’s comment, the Company has revised its disclosure on pages 81-82.

17.	Please explain the basis for your belief that “protein libraries developed by other companies are incomplete because many of the cDNAs do not include the 5 prime end.” In particular, please clarify how you are able to incorporate and use the 5 prime end of the DNA necessary to produce fully functional proteins while other companies are not.

In response to the Staff’s comment, the Company has revised its disclosure on pages 81-82.

18.	Since it appears that you employ DNA-based science in order to produce the proteins that are the basis for your discovery platform, please tell us in your response what effect, if any, the U.S. Supreme Court’s decision in Association for Molecular Pathology v. Myriad Genetics has had or will have on your research and your ability to protect your intellectual property. Please provide any related disclosure involving the decision, to the extent applicable, in the relevant risk factor on pages 27-28.

Securities and Exchange Commission	- 12 -	July 26, 2013

The Company respectfully acknowledges the Staff’s comment. On June 13, 2013, the U.S. Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics Inc., and held that claims to naturally occurring gene sequences are products of nature and therefore are not eligible for patent protection under 35 U.S.C. §101. However, the Supreme Court held that man-made cDNA is patent eligible because it contains only coding sequences, without introns, and thus are not naturally occurring molecules. In addition, the Court did not address the patent eligibility of method claims involving naturally occurring gene sequences.

The Company’s discovery platform screens a protein library to identify potential protein therapeutic targets. Once the Company identifies a potential protein therapeutic target, the Company’s strategy is to develop protein therapeutics with respect to the protein therapeutic target and execute an intellectual property strategy to obtain patents covering, among other claims, compositions of matter and methods of using protein therapeutics with respect to the target. The Company does not customarily seek to obtain patents covering the naturally occurring gene sequences that encode the protein targets and any such effort would only represent one element of the Company’s overall intellectual property strategy. The protein therapeutic candidates that the Company makes and develops are not naturally occurring gene sequences. Accordingly, the Company believes the Myriad decision will not have a material impact on its strategy and ability to obtain and protect intellectual property relating to the development of its protein therapeutic candidates.

Novel Technologies to Produce and Screen the Library in High Throughput, pages 79-80

19.	We note your disclosure on page 80 that your high-throughput production system includes “proprietary technologies,” and that your screening system was “designed and built in-house and analyzed using software developed by us.” To the extent that your technologies used to produce, screen, and test your protein library are protected intellectual property, please disclose that fact and include a discussion of any material patents. Please be sure to address each of the technologies you have discussed on page 80, including your protein library, your cell-based discovery platform, your rapid in vivo protein production system (RIPPS), and your receptor-ligand matching technology. Please also clarify whether you license any of the technology from third parties, and if so, describe the material terms of the related license agreements. Please also identify any such licensors and technologies licensed, if applicable, in the relevant risk factor on page 29.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 82. The Company has been developing and optimizing its biologics discovery platform technologies since its inception. These technologies are composed of a combination of the Company’s own proprietary technologies along with other publicly available technologies, including technologies the Company has in-licensed on a non-exclusive basis from third parties. The Company holds most of the biologics discovery platform technologies it has developed as trade secrets and know-how and generally does not seek to obtain patent protection covering these technologies. While the Company has patent applications that cover certain aspects of its proprietary biologics discovery platform technologies, the Company does not believe that obtaining these patents is material to the Company’s continued use of its biologics discovery platform, including the production, screening and testing of the Company’s protein library.

Securities and Exchange Commission	- 13 -	July 26, 2013

Collaborations, pages 80-84

20.	We note your statement that the licenses for the following agreements will terminate upon the expiration of the royalty terms: FP-1039 License and Collaboration with GSK-HGS, BSK US Muscle Diseases Collaboration, GSK UK Respiratory Diseases Collaboration, and UCB Fibrosis and CNS Collaboration. Please specify the duration of the royalty terms covering the product candidates under each of these agreements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 83-86.

License Agreement with Galaxy, page 84

21.	We note your discussion of a license agreement with Galaxy. Please expand disclosure of this agreement to include the duration provisions, termination provisions, and any other material rights and obligations under the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86-87.

Intellectual Property, pages 84-85

22.	As to each issued patent covering FP-1039, please provide the following information:

•	the expiration date;

•	the jurisdiction covered by each patent;

•	the nature of protection provided by each patent;

•	whether each patent is owned by or licensed to the company.

In response to the Staff’s comment, the Company has revised its disclosure on page 88.

23.	We note that you license some patents in the FP-1039 portfolio from the Regents of the University of California, including a patent covering composition of matter. Please disclose all material terms of this license agreement in your discussion of collaborations, including:

•	the material rights and obligations conferred on both parties to the agreement;

•	the particular intellectual property transferred or licensed to you;

•	any related milestone payments in the agreement;

•	the provisions of the agreement regarding royalties, if any;

•	the duration and termination provisions of the agreement; and

•	any additional material provisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 87.

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Manufacturing, page 86

24.	Please expand the discussion of FPA008 manufacturing to include all material terms of the agreements with your third-party manufacturers and file the agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. Alternately, if you do not believe you are substantially dependent on these agreements, please advise us at to the basis of your conclusions.

In response to the Staff’s comment, the Company has revised its disclosure on page 90 and has submitted the manufacturing agreement as Exhibit 10.25 in accordance with Item 601(b)(10) of Regulation S-K.

25.	Please clarify whether the manufacturing agreements also cover the supply of raw materials required to manufacture your drug product. If these agreements do not cover supply, please disclose how you or your manufacturers are supplied with such raw materials. Please also expand this section to clarify whether the raw materials necessary for the manufacturing of FPA008 and FPA144 are available from more than one source.

In response to the Staff’s comment, the Company has revised its disclosure on page 90. In addition, the Company has revised its disclosure regarding manufacturing risks on page 14 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 126

26.	Once available, please file the form of lock-up agreement as an exhibit to your registration statement.

The Company respectfully acknowledges the Staff’s comment. The form of lock-up agreement (which will be filed as an exhibit to the form of underwriting agreement) will be submitted as an exhibit to a future amendment to the Registration Statement.

Note 9. Collaborative Research and Development Agreements, page F-23

27.	In your agreement with Pfizer Inc., and both agreements with Glaxosmithkline, you recorded revenue for the amount that exceeded the estimated fair value of convertible preferred shares issued. Please tell us the accounting guidance you relied on to support your accounting treatment. In addition, please tell us how the fair values were determined in connection with calculating the premium recorded and why the cash price paid did not determine the fair value.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company relied on the fundamental principles for revenue recognition contained in the Financial Accounting Standards Board’s Concept Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (“CON #5”). The basic principle of CON #5 is that revenue should not be recognized until the earnings process is substantially complete. The earnings process is substantially complete when revenue has been earned and is realized (or is realizable), which is defined as follows:

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“The earnings process is represented by those activities that are central to an entity’s ongoing operations. This typically involves, but is not limited to, the delivery or production of goods, or the performance of services. Revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues (i.e., it has substantially fulfilled all of its obligations to its customer). Unless an entity has substantially accomplished what it is required to do (such as deliver a product or perform a service), it should not recognize the benefit of that transaction (that is, record revenue). Only in limited situations is partial delivery or performance a sufficient basis to recognize revenue.”

The Company concluded that its delivery of preferred stock to Pfizer and GlaxoSmithKline (“GSK”) was not part of an earnings process as defined in CON #5 and that the consideration related to the preferred stock should be excluded from the allocation of arrangement consideration under Accounting Standards Codification (“ASC”) 605-25, Revenue Recognition – Multiple Element Arrangements. The agreements the Company entered into with Pfizer and GSK each included the following concurrent agreements: 1) discovery research and collaboration agreements, for the delivery of intellectual property and research and development services, and 2) preferred stock sale agreements. ASC 605-25 contains a presumption that separate contracts entered into at or near the same time with the same entity or related parties were negotiated as a package and should be evaluated as a single agreement. Determining when this presumption may be overcome requires the use of judgment and ASC 605-25 is clear that both the form and the substance of an arrangement must be considered in that evaluation. Often, vendors have continuing relationships with their customers and this business relationship will lead to numerous signed or oral arrangements between the two parties. As such, the timing and measurement of revenue recognition might be affected by the various deliverables and other elements of the overall arrangement. By analogy to this guidance, the Company believes that the amounts negotiated for the sale price of its preferred stock was materially affected by the execution of concurrent collaboration agreements with the same parties and that the contractually stated price of the Company’s preferred stock was not consistent with the price that would have been paid by an investor in an arm’s length transaction.

The Company evaluated whether it should measure the consideration related to the sale of the preferred stock based on the contractually stated amounts or whether the Company should use another basis. The Company also considered the guidance in prior SEC speeches. In a December 12, 2007 speech related to the settlement of litigation, the Staff provided the following guidance: “An additional challenge that may arise when accounting for a litigation settlement is determining the proper allocation of consideration among the recognizable elements. While Emerging Issues Task Force Issue No. 00-21 was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution.”

Furthermore, in a December 11, 2006 speech, the Staff provided the following guidance and example: “With regard to the second question — how should each of the elements be measured — it is again necessary to consider the substance of the transaction. Some have questioned whether the arrangement should dictate measurement when the agreement specifically states amounts for a given element. We generally believe that fair value is a more appropriate allocation basis than the stated amounts in the contract” (emphasis added).

Securities and Exchange Commission	- 16 -	July 26, 2013

While the guidance in the above speeches focuses on accounting for multiple-element litigation settlements, both speeches express a view that consideration should be measured at fair value, and not necessarily the amount stated in the agreement. Because the Company believes that the amounts negotiated for the sale price of its preferred stock was materially affected by the execution of concurrent collaboration agreements, the Company concluded that it should measure the sale of its preferred stock at fair value, rather than the contractually stated amounts.

The Company determined the fair value of the preferred stock for each of these transactions using contemporaneous valuations. The valuation for May 2012, related to the 2012 GSK UK Respiratory Diseases Collaboration transaction, is more fully described on pages 51-52. The Company used a similar contemporaneous valuation approach and methodology for the 2008 transaction with Pfizer and the 2010 GSK US Muscle Diseases Collaboration transaction. The Company believes that the cash price was not consistent with the price that would have been paid by an investor in an arm’s length transaction. In the case of the Pfizer purchase, the post-money value of $267 million from the contractually stated price of the preferred stock would have been well in excess of the enterprise value determined in the Company’s contemporaneous valuation of $148 million, its prior valuation of $83 million, or any expression of value the Company’s Board of Directors determined reasonable at the time. Similarly, the post-money value related to the contractually stated price of the preferred stock in each of the GSK transactions ($294 million for the 2010 transaction and $351 million for the 2012 transaction) was well in excess of the enterprise value determined in the Company’s contemporaneous valuation ($137 million for the 2010 transaction and $175 million for the 2012 transaction), its prior valuation ($127 million for the 2010 transaction and $164 million for the 2012 transaction), or any expression of value the Company’s Board of Directors determined reasonable at the time.

28.	You disclosed on page F-27 that you identified two deliverables under this agreement and concluded that these deliverables were substantive. Please tell us your accounting basis to support recognizing the entire upfront payment received under this collaboration agreement in the year ended December 31, 2011 when it appears that you agreed to continue conducting a number of research, preclinical, and clinical development activities and provide the clinical data in the form of final study reports and that $.9 million of research and development services were performed in 2012. Also refer to your discussion on pages 54 and 81. In this regard, tell us what “certain development services” relate to and why you determined that these services were substantive. Tell us how these “certain development services” differ from R&D performed on behalf of GSK-HGS which you are reimbursed. In addition, confirm that the final study reports were delivered to GSK-HGS on or before December 31, 2011.

The Company respectfully acknowledges the Staff’s comment. ASC 605-25 applies to arrangements with multiple deliverables but does not provide guidance on determining if an arrangement includes multiple deliverables. Since the term deliverable is not defined in accounting literature, analyzing arrangements requires the use of judgment to determine if a deliverable exists. Deliverables generally include all performance obligations imposed on a vendor by an agreement. A deliverable may be an obligation to provide goods, an obligation to deliver services, a right or license to use an asset, or some other vendor performance obligation that was bargained for as part of the arrangement. The Company considered the following criteria from ASC 605-25 to determine if an item included in the license and collaboration agreement with GSK-HGS was a deliverable:

•	the item was explicitly referred to as an obligation of the Company in the agreement;

Securities and Exchange Commission	- 17 -	July 26, 2013

•	the item requires distinct action by the Company;

•	failure to complete an action would result in a significant contractual penalty; and

•	the inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.

The Company identified the following three deliverables at the inception of the GSK-HGS agreement:

•	license to intellectual property related to FGFR1 technology, including rights to make, have made and use the Company’s proprietary FP-1039 fusion protein product;

•	technology transfer related to the intellectual property, including with respect to the making of FP-1039; and

•	services for the conduct of the then-concluding FP-1039 Phase 1 trial.

The Company concluded that these three deliverables should be accounted for as two separate units of accounting with the first two deliverables listed above comprising one of the units of accounting and the third listed deliverable comprising the second unit of accounting. The Company concluded that the first two deliverables together had “stand-alone” value to the customer and were together a separate unit of accounting.

Because all three of the deliverables under the arrangement were delivered by December 31, 2011, the Company recognized the related arrangement consideration in 2011. The license to the intellectual property was delivered upon signing the agreement and the technology transfer was completed in November 2011. Additionally, the services for the conduct of the then-concluding FP-1039 Phase 1 trial are as follows and the delivery of these services occurred in 2011:

•	the last dose of FP-1039 was administered to the last enrolled patient in the Phase 1 trial in May 2011;

•	the last clinical visit with the last patient in the Phase 1 trial occurred in June 2011;

•	the last case report forms, or CRFs, were retrieved from the Phase 1 clinical sites in September 2011, which signified completion of data collection; and

•	clinical site monitoring was also completed 2011.

The Company determined these services to be the substantive services the Company was obligated to deliver in its conduct of the Phase 1 trial to enable GSK-HGS to support its IND filing and plan for a Phase 1b clinical trial that HGS, prior to its acquisition by GSK, initiated in July 2012. Please note that the Phase 1b clinical trial initiated in July 2012 by HGS is distinct from the Phase 1b clinical trial that GSK initiated in July 2013 and is referred to in the Registration Statement.

The Company determined that the research, preclinical and clinical development activities conducted by the Company in 2012 with respect to which GSK-HGS reimbursed the Company $0.9 million were either perfunctory or activities that were undertaken by the Company at its election and not as an obligation to GSK-HGS.

The SEC provided guidance in Staff Accounting Bulletin No. 104 on inconsequential or perfunctory performance obligations included in Topic 13, as follows: “Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining

Securities and Exchange Commission	- 18 -	July 26, 2013

obligation is inconsequential or perfunctory. A seller should substantially complete or fulfill the terms specified in the arrangement related to the unit of accounting at issue in order for delivery or performance to have occurred. When applying the substantially complete notion, the staff believes that only inconsequential or perfunctory actions may remain incomplete such that the failure to complete the actions would not result in the customer receiving a refund or rejecting the delivered products or services performed to date. A remaining performance obligation is not inconsequential or perfunctory if it is essential to the functionality of the delivered products or services. In addition, remaining activities are not inconsequential or perfunctory if failure to complete the activities would result in the customer receiving a full or partial refund or rejecting (or a right to a refund or to reject) the products delivered or services performed to date.”

The perfunctory services performed by the Company in 2012 consisted primarily of the completion of the final clinical study report (“CSR”) for the Phase 1 clinical trial we concluded in 2011. The Company concluded that the remaining performance obligation was perfunctory because:

•	the CSR included the clinical data regarding all Phase 1 patients, which clinical data the Company had previously delivered to GSK-HGS in 2011;

•	the Company’s delivery of the CSR to GSK-HGS was not explicitly referred to as an obligation of the Company in the license and collaboration agreement; and

•	the Company does not believe that failure to complete the CSR would have resulted in a significant contractual penalty to the Company, the customer receiving a refund or the customer rejecting the delivered items.

GSK-HGS did not rely on the completion of the CSR to plan for or initiate a Phase 1b clinical trial in July 2012. The activities to finalize the CSR were separable from providing the clinical data from the Phase 1 trial and merely an administrative step in completing Phase 1 activities. GSK-HGS did not require the Company, to complete the CSR or provide the CSR to GSK-HGS by any specific date or deadline, as the CSR did not drive any decision making or gate subsequent clinical studies. For example, GSK-HGS invested in and advanced the development of FP-1039 since the time of signing the license and collaboration agreement in March 2011, including by manufacturing adequate supply for a Phase 1b clinical trial and preparation and initiation of a Phase 1b trial in July 2012, without having receiving the finalized CSR. The Company does not believe that a specific inclusion of delivering the CSR in the license and collaboration agreement would have caused the arrangement consideration to vary, because the CSR was not necessary to support GSK-HGS’s IND filing and planning for a Phase 1b clinical trial.

Under the agreement, the Company also had the right, but not the obligation, to continue to conduct a Phase 2 study of FP-1039 in endometrial cancer. GSK-HGS agreed to reimburse the Company for expenses incurred related to this study. Because the Company was not obligated to perform the services related to the Phase 2 endometrial cancer study, the Company did not consider its right to perform those services to be a deliverable under ASC 605-25. Similarly, GSK-HGS is obligated to pay the Company for the costs of other FP-1039 related research and development activities the Company elects to undertake on behalf of GSK-HGS. Because the Company was not obligated to perform other FP-1039 related research and development activities, the Company did not consider its right to perform those services to be a deliverable under ASC 605-25. Of the $0.9 million of 2012 research and development reimbursement revenues, the substantial majority was related to the reimbursement for the Phase 2 endometrial cancer study and other activities (e.g., reimbursement for patent filing expenses), which were not performance obligations under the arrangement.

Securities and Exchange Commission	- 19 -	July 26, 2013

In response to the Staff’s comment, the Company has revised its disclosure on pages 84 and F-27 to clarify that (a) the research and development activities related to the Phase 2 studies and other FP-1039 related research activities under the GSK-HGS arrangement were performed at the election of the Company and (b) that the obligation to disclose FP-1039 preclinical and clinical data to GSK-HGS in the form of final study reports only pertains to future preclinical studies and clinical trials, not the then-concluding FP-1039 Phase 1 trial.

Financial Statements for the three months ended March 31, 2013

4. Collaborative Research and Development Agreements

UCB Pharma SA, page F-40

29.	Please clarify why the deferred revenue is being recognized over five years when your disclosure indicates the research term is expected to end in March 2016. In this regard, please disclose all significant terms of the agreement.

In response to the Staff’s Comment, the Company has revised its disclosure on page F-40 to clarify that the initial three-year research period in the discovery research and collaboration agreement with UCB is followed by a two-year evaluation period during which the Company may be obligated to perform services under the agreement. Because the aggregate period over which the Company would be obligated to perform services is five years, the Company concluded it may be appropriate to recognize the arrangement consideration over that period of time. The Company respectfully submits that it believes it has disclosed all significant terms of the agreement.

*            *            *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Jaime L. Chase at (202) 637-5457. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Lewis T. Williams, M.D., Ph.D., Five Prime Therapeutics, Inc.

Francis Sarena, Esq., Five Prime Therapeutics, Inc.

Jon Layman, Esq., Hogan Lovells US LLP

Jaime L. Chase, Esq., Hogan Lovells US LLP

David Peinsipp, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

Andrew S. Williamson, Esq., Cooley LLP